UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig, —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: March 11, 2009

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

11-3-09

A REPORT FILED BY CAMTEK’S CONTROLLING SHAREHOLDER-

PRIORTECH LTD.

Here is the report filed by Camtek’s controlling shareholder-Priortech LTD:

“Further to the Israel Securities Authority’s request, the company hereby files a complementary report to its report from March 8, 2009, regarding the announcement of its subsidiary, Camtek Ltd. (“Camtek”) of the jury verdict in the patent infringement lawsuit served against Camtek by Rudolph (the “Case”); The company wishes to clarify that judgment has not been rendered in the Case yet and that all there is at present is a jury verdict. Following such verdict, Camtek intends to file and/or to conduct post-trial motions and proceedings, which Camtek estimates may affect the validity of the verdict, including, among others, the question of damages and their level. Camtek did not record a provision in its financial statements with respect to the sum of damages ruled against it in the jury verdict. In case there will be a need to make a provision; Camtek will include such provision in its financial statements”

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.

Contact Details

CAMTEK	IR INTERNATIONAL
Mira Rosenzweig CFO	GK International IR
Tel: +972-4-604-8308	Ehud Helft / Kenny Green
Fax: +972-4-604 8300	Tel: (US) 1 646 201 9246
Mobile: +972-54-9050703	info@gkir.com
mirar@camtek.co.il